UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                               September 30, 2009

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL STRENGTHENS ITS VACCINE SALES IN THE UK WITH A DEDICATED MARKETING AND
SALES ORGANIZATION

LEIDEN, THE NETHERLANDS (SEPTEMBER 30, 2009) - Dutch biopharma company Crucell N.V. (Euronext, Nasdaq: CRXL; Swiss Exchange: CRX) today announced the launch of its own dedicated marketing and sales organization in the United Kingdom by acquiring an experienced team, to further strengthen its vaccine sales position in one of the largest vaccine markets in Europe.

Crucell's UK team will market and sell Crucell's travel vaccines Epaxal(R) (aluminum-free hepatitis A vaccine), Vivotif(R) (oral typhoid fever vaccine) and Dukoral(R) (oral vaccine against cholera and travelers' diarrhea), as well as its registered virosomal adjuvanted influenza vaccine Inflexal(R) V. Distribution of the travel vaccines will start immediately and distribution of the influenza vaccines will start in 2010. Crucell has identified the UK as a high-potential market that deserves extra attention.

"In markets where Crucell has established its own dedicated marketing and sales organization, we have been able to increase our market share substantially and cost efficiently. Building a dedicated organization fully focused on selling our travel and respiratory vaccines in the UK will enable us to penetrate this market much more effectively and is therefore a logical step in expanding our current reach" said Ronald Brus, Crucell's Chief Executive Officer.

Previously, Crucell distributed its travel vaccines through the UK-based company MASTA Ltd, and influenza vaccines through Sanofi Pasteur MSD. With the establishment of its own dedicated sales team, Crucell will be able to focus on expanding market share for Crucell's travel and respiratory vaccines in the UK. This development is in line with Crucell's strategic focus on expanding sales in carefully selected markets.

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a global biopharmaceutical company focused on research development, production and marketing of vaccines, proteins and antibodies that prevent and/or treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several product candidates based on its unique PER.C6(R) production technology. The Company licenses its PER.C6(R) technology and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi-aventis, Novartis, Wyeth, GSK, CSL and Merck & Co. Crucell is headquartered in Leiden, the Netherlands, with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the U.S. The Company employs over 1000 people. For more information, please visit www.crucell.com.

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 22, 2009, in the section entitled 'Risk Factors'. The Company prepares its financial statements under International Financial Reporting Standards (IFRS).

FOR FURTHER INFORMATION PLEASE CONTACT:

Crucell N.V.
Oya Yavuz
Vice President
Corporate Communications & Investor Relations
Tel. +31-(0)71-519 7064
ir@crucell.com
www.crucell.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     September 30, 2009                             /s/ OYA YAVUZ
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        (Date)                                      Oya Yavuz
                                          Director of Investor Relations